Exhibit 99.25

EXECUTION VERSION

AMENDED AND RESTATED ACCOUNT PLEDGE AGREEMENT

(Operating Accounts)

This AMENDED AND RESTATED ACCOUNT PLEDGE AGREEMENT (as amended, modified or supplemented from time to time, this “Pledge Agreement”), is made and entered into as of January 25, 2024, by and among SELINA OPERATIONS US CORP., a company organized and existing under the laws of Delaware, having company number 6371905 and a registered address of Selina Miami River Hotel, 437 SW 2 Street, Miami, FL 33130 (the “Pledgor”), and LUDMILIO LIMITED, a company incorporated under the laws of Cyprus, with incorporation number HE 414304, in its capacity as collateral agent under the Notes (as defined below) (together with its successors, in such capacity, the “Collateral Agent”). This Pledge Agreement amends and restates in its entirety that certain Account Pledge Agreement , by and among Pledgor and Collateral Agent, dated as of June 26, 2023 (the “Original Pledge Agreement”).

Recitals

WHEREAS, pursuant to the secured convertible promissory note dated on or about the date of the Original Pledge Agreement by and among Selina Management Company UK Ltd, as borrower (“Selina Management”), Selina Hospitality PLC, as company (the “Company”), the other Guarantors (as defined therein) party thereto, the Collateral Agent, as collateral agent, and Osprey Investments Limited, as lender (the “Lender”) (the “First Note”), entered into pursuant to the First Note Subscription Agreement (as defined below), the Lender committed to lend to Selina Management US$11,111,111 (eleven million, one hundred and eleven thousand, one hundred and eleven U.S. Dollars), with interest thereon calculated from the date of the First Note upon the terms and conditions set forth therein;

WHEREAS, pursuant to the secured convertible promissory note dated on or about July 31, 2023 by and among Selina Management and others (the “Second Note”), entered into pursuant to the Second Note Subscription Agreement (as defined below), the Lender committed to lend to Selina Management a further sum of US$4,444,444 (four million, four hundred and forty four thousand, four hundred and forty four U.S. Dollars), of which $4,000,000 shall be subject to conversion in accordance with the terms of the Second Note on the date hereof, with interest thereon calculated from the date of the Second Note upon the terms and conditions set forth therein;

WHEREAS, pursuant to the secured convertible promissory note dated on or about the date hereof by and among the Company and others (the “Third Note”), entered into in connection with the Exchange Agreement between Kibbutz Holding S.À.R.L (“Kibbutz”), the Lender and the Company of even date herewith (the “Exchange Agreement”), Kibbutz agreed for the new 6.00% Secured Convertible Note due 2029 in a principal amount of US$10,000,000 (ten million U.S. Dollars) to be issued in the Company’s Note Restructuring (as defined in the Exchange Agreement) to the Lender (in consideration for certain assigned liabilities between Kibbutz and the Lender), such principal amount with interest thereon calculated from the date of the Third Note upon the terms and conditions set forth therein (the “First Note”, the “Second Note” and the “Third Note”, together with any Additional Note, being together, the “Notes” and each, a “Note”) which will be guaranteed by the Pledgor as Guarantor (as defined in the Third Note);

WHEREAS, pursuant to the note subscription agreement for the issuance of the First Note dated on or around the date of the Original Note (as it may be further amended, supplemented, restated or otherwise modified from time to time) by and among Selina Management, the Company and the Lender (the “Subscription Parties”) (the “First Note Subscription Agreement”), the Lender committed to subscribe for the First Note;

WHEREAS, pursuant to the note subscription agreement for the issuance of the Second Note dated on or around July 31, 2023 (as it may be further amended, supplemented, restated or otherwise modified from time to time) by and among the Subscription Parties (the “Second Note Subscription Agreement” and, together with the First Note Subscription Agreement, the “Existing Subscription Agreements” and any Additional Note Subscription Agreement, the “Subscription Agreements”), the Lender committed to subscribe for the Second Note;

WHEREAS, the obligations of the Lender to purchase the Notes pursuant to the Subscription Agreements are conditioned upon, among other things, the execution and delivery of this Agreement; and

WHEREAS, the Pledgor will derive substantial benefits from the issue and sale of the Notes to the Lender, and the Pledgor is willing to execute and deliver this Agreement in order to induce the Lender to purchase the Notes.

NOW, THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Section 1. Certain Definitions.

The capitalized terms and phrases not otherwise defined herein, shall have the meanings given them in the First Note or the Second Note (as applicable) and the following terms or phrases shall have the following meanings:

“Collateral” shall have the meaning given in Section 2 of this Pledge Agreement.

“Event of Default” shall have the meaning given it in Section 8 of this Pledge Agreement.

“Operating Accounts” shall mean that the following operating accounts established at JPMorgan Chase Bank, N.A. (the “Bank”), titled in the name of the Pledgor: account number 3781178257 and account number 317107867.

“Pledged Funds” shall mean all funds actually deposited by the Pledgor into either Operating Account.

“Secured Obligations” shall mean the obligations secured by this Pledge Agreement as described in Section 3 of this Pledge Agreement.

Section 2. Deposits; Grant of Security Interest.

The Pledgor hereby grants to the Collateral Agent a security interest in all of its right, title, and interest in and to the Operating Accounts, all amounts on deposit therein from time to time, and all proceeds of the foregoing (collectively, the “Collateral”).

Section 3. Obligations Secured.

The security interest created hereby secures payment and performance of (a) the indebtedness evidenced by the First Note, the Second Note, the Third Note and any Additional Note and (b) all of the other obligations, agreements, covenants and representations of the Pledgor under the Notes, either on the date of this Pledge Agreement or thereafter.

Section 4. Representations and Warranties.

To induce the Collateral Agent to enter into this Pledge Agreement, the Pledgor represents and warrants as follows:

(a) The Pledgor has full right, power, and capacity to enter into and perform this Pledge Agreement, and this Pledge Agreement has been duly entered into and delivered.

(b) The Pledgor is the sole beneficiary of each Operating Account, and each Operating Account is not subject to any lien, charge, pledge, encumbrance, claim, or security interest other than the security interest created by this Pledge Agreement.

(c) The Pledgor has not entered into any restriction or purchase agreement with respect to either Operating Account which would in any way restrict the sale, pledge, or other transfer of such Operating Account or of any interest in or to such Operating Account.

Section 5. Duration of Security Interest.

The Collateral Agent, its successors and assigns, shall hold the security interest created hereby upon the terms of this Pledge Agreement, and this security interest shall continue until all the Secured Obligations have been paid in full.

Section 6. Maintaining Freedom from Liens.

The Pledgor shall keep the Operating Accounts free and clear of liens except the liens in favor of the Collateral Agent and any banker’s lien in favor of the Bank and shall pay all amounts, including taxes, assessments, or charges, which might result in a lien or charge against the Operating Accounts if left unpaid to the extent of proceeds available. If any such lien, assessment, claim, or charge shall nevertheless exist, and the Pledgor fails to pay such amounts in accordance with the Notes, the Collateral Agent may, but is not obligated to, pay such amounts, and such payment shall be conclusive evidence of the legality or validity thereof. The Pledgor shall reimburse the Collateral Agent for any such payments within five (5) Business Days following the Collateral Agent’s written notice and until such reimbursement, the amount of such payments shall be a part of the Secured Obligations.

Section 7. Use of and Direction to Disburse Account.

The Operating Accounts shall be in the name of the Pledgor. During the continuance of an Event of Default, the Pledgor shall not disburse any funds from either Operating Account without the prior written direction of the Collateral Agent. If no Event of Default then exists, the Pledged Funds shall be freely disbursable by the Pledgor and used by the Pledgor for any purpose, subject to the terms of the Notes, provided that the Pledgor shall not open any new operating account at any financial institution without providing five (5) Business Days’ prior notice to the Collateral Agent and, at the request of the Collateral Agent, cooperating in amending this Pledge Agreement to add such new account as an “Operating Account” hereunder. The Pledgor also hereby irrevocably authorizes and empowers the Collateral Agent, following the occurrence of an Event of Default, to withdraw any or all funds held in an Operating Account and apply such funds to any or all of the Secured Obligations as the Collateral Agent may designate at the Collateral Agent’s sole and absolute discretion and shall, at the Collateral Agent’s instruction in its sole discretion, enter into a control agreement between the Collateral Agent, the Pledgor and the financial institution at which any Operating Account is maintained. All interest accruing on funds held in the Operating Accounts, if any, shall be held in the Operating Accounts and shall be deemed additional Pledged Funds subject to the terms and conditions of this Pledge Agreement.

Section 8. Default.

Each of the following shall constitute an Event of Default under this Pledge Agreement:

(a) the occurrence of an Event of Default, as defined in each or any of the Notes; or

(b) the default by the Pledgor in the performance or observance of any covenant, term, provision, condition or agreement of the Pledgor set forth in this Pledge Agreement and the failure of the Pledgor to cure such default within five (5) Business Days after knowledge of such failure by a senior officer of the Pledgor or, if earlier, service of written notice thereof.

Section 9. Remedies.

Upon the occurrence and during the continuance of an Event of Default, the Collateral Agent may withdraw any or all funds held in the Operating Accounts and apply such funds to any or all of the Secured Obligations as the Collateral Agent may designate at the Collateral Agent’s sole and absolute discretion. In addition, the Collateral Agent shall have all of the rights and remedies provided by law and/or by this Pledge Agreement, including but not limited to all of the rights and remedies of a secured party under the Uniform Commercial Code.

Section 10. Exercise of Remedies.

The rights and remedies of the Collateral Agent shall be deemed to be cumulative, and any exercise of any right or remedy shall not be deemed to be an election of that right or remedy to the exclusion of any other right or remedy.

Section 11. Communications and Notices.

Any requirement of the Uniform Commercial Code of reasonable notice shall be met if such notice is given at least ten (10) Business Days before the time of sale, disposition, or other event or thing giving rise to the requirement of notice.

Section 12. Notices.

Any notices, communications and waivers under this Pledge Agreement shall be in accordance with the Notes.

Section 13. Further Assurances.

The Pledgor shall sign any such other documents or instruments and take such other action as the Collateral Agent may reasonably request to more fully create and maintain, or to verify, ratify, or perfect the security interest intended to be created by this Pledge Agreement.

Section 14. ADDITIONAL NOTES.

The Pledgor agrees that, if that from time to time the Lender subscribes to purchase other notes under additional subscription agreements (or indentures or analogous agreements) from the Company or any of its subsidiaries and the Company or any of its subsidiaries agrees to issue such notes, Lender may (acting itself or through the Collateral Agent) designate such notes “Additional Notes” by submitting a designation in writing to that effect to Pledgor at or after the issuance of such notes (thereafter, “Additional Notes” and the subscription agreement (or indenture or analogous agreement) under which such notes are issued, an “Additional Subscription Agreement”. On and after the date of such notice, the Additional Notes shall constitute Notes for all purposes hereunder and the holders of such notes shall have all rights of secured parties hereunder and the full benefit of all grants of collateral hereunder and hereby (and upon such designation, the Pledgor hereby re-makes all grants of Collateral hereunder in favor of the collateral agent, holders or other analogous roles under the Additional Notes. The Pledgor shall take all actions the Lender reasonably deems necessary to evidence and re-make such grant.

Section 15. Counterparts.

This Pledge Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Pledge Agreement or the terms thereof to produce or account for more than one such counterpart.

Section 16. Miscellaneous.

(a) Failure by the Collateral Agent to exercise any right under this Pledge Agreement shall not be deemed a waiver of that right, and any single or partial exercise of any right shall not preclude the further exercise of that right.

(b) If any provision of this Pledge Agreement or the application thereof to any person or circumstance is held invalid or unenforceable, the remainder of the Pledge Agreement and the application of such provision to other persons or circumstances shall not be affected thereby, and the provisions of this Pledge Agreement shall be severable in any such instance.

(c) The headings of the sections of this Pledge Agreement are inserted for convenience only and shall not be deemed to constitute a part of this Pledge Agreement.

(d) This Pledge Agreement shall benefit the Collateral Agent, its successors and assigns, and all obligations of Pledgor shall bind their successors and assigns.

(e) This Pledge Agreement represents the entire agreement of the parties with regard to the subject matter hereof, and the terms of any letters and other documentation entered into between any of the parties hereto prior to the execution of this Pledge Agreement shall be replaced by the terms of this Pledge Agreement.

(f) GOVERNING LAW. THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH, AND THIS AGREEMENT AND ALL MATTERS ARISING OUT OF OR RELATING IN ANY WAY WHATSOEVER TO THIS AGREEMENT (WHETHER IN CONTRACT, TORT OR OTHERWISE) SHALL BE GOVERNED BY, THE LAWS OF THE STATE OF NEW YORK. SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW IS EXPRESSLY MADE APPLICABLE TO THIS AGREEMENT.

(g) Submission to Jurisdiction; Waivers. Each of the parties hereto has consented to the exclusive jurisdiction of any court of the State of New York or any United States federal court sitting in the County of New York, New York City, New York, United States, and any appellate court from any thereof, and has waived any immunity from the jurisdiction of such courts over any suit, action or proceeding that may be brought in connection with this Agreement. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court, any claim that any such proceeding brought in such a court has been brought in an inconvenient forum and any right of objection based on place of residence or domicile.

(h) WAIVER OF JURY TRIAL. THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT AND FOR ANY COUNTERCLAIM RELATING THERETO. EACH PARTY ACKNOWLEDGES THAT THE OTHER PARTY HERETO ARE ENTERING INTO THIS AGREEMENT IN RELIANCE UPON SUCH WAIVER.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Pledge Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

SELINA OPERATIONS US CORP.,
as Pledgor

By:	/s/ RAFAEL MUSERI

Name:	Rafael Museri
Title:	President
LUDMILIO LIMITED,
as Collateral Agent

By:	/s/ SAM WEINROTH

Name:	Sam Weinroth
Title:	Director

Signature Page to Account Pledge Agreement (Operating Accounts)